Filed by Pinnacle Financial Partners, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CapitalMark Bank & Trust
Registration Statement No.: 333-204658

FOR IMMEDIATE RELEASE

CONTACTS:

For Pinnacle	For CapitalMark
Harold Carpenter (investment community)	Kelly Spencer (news media)
(615) 744-3742	(423) 386-2832 http://www.capitalmark.com
Nikki Klemmer (news media)
(615) 743-6132 http://www.pnfp.com

PINNACLE FINANCIAL PARTNERS AND CAPITALMARK BANK & TRUST
EXTEND TIME FOR SHAREHOLDERS TO ELECT FORM OF CONSIDERATION

NASHVILLE, Tenn. & CHATTANOOGA, Tenn., July 16, 2015 – Pinnacle Financial Partners, Inc. (Nasdaq/NGS: PNFP) ("Pinnacle") and CapitalMark Bank & Trust ("CapitalMark") announced today that they have agreed to extend the date by which CapitalMark's shareholders must make their election to receive shares of Pinnacle's common stock, cash or a mix of cash and stock in the proposed merger of CapitalMark and Pinnacle Bank to 5 p.m. Eastern Daylight Time on Thursday, July 23, 2015. The extension is for the convenience of CapitalMark's shareholders.
Subject to approval by CapitalMark's shareholders, as well as satisfaction of other closing conditions, Pinnacle and CapitalMark continue to expect that the merger will be consummated during the third quarter of 2015. CapitalMark's shareholders meeting to approve the merger remains scheduled for July 23, 2015.

About Pinnacle
Pinnacle Financial Partners provides a full range of banking, investment, trust, mortgage and insurance products and services designed for businesses and their owners and individuals interested in a comprehensive relationship with their financial institution.
The firm began operations in a single downtown Nashville location in October 2000 and has since grown to approximately $6.3 billion in assets at March 31, 2015. At March 31, 2015, Pinnacle is the second-largest bank holding company headquartered in Tennessee, with 29 offices in eight Middle Tennessee counties and five offices in Knoxville. Additionally, Great Place to Work® named Pinnacle one of the best workplaces in the United States on its 2014 Best Small & Medium Workplaces list published in FORTUNE magazine. The American Banker also recognized Pinnacle as the second best bank to work for in the country.
Additional information concerning Pinnacle, which is included in the NASDAQ Financial-100 Index, can be accessed at www.pnfp.com.

About CapitalMark
CapitalMark Bank & Trust is a full-service commercial bank with four private client offices in Chattanooga, Cleveland, Knoxville and Oak Ridge. CapitalMark's Banker Teams serve the needs of privately owned businesses, their owners and managers, as well as professionals, executives and their families. Services offered include mortgage, trust and wealth management. For more information, please visit: capitalmark.com.

Additional Information and Where to Find It

In connection with the proposed merger of CapitalMark with and into Pinnacle Bank, Pinnacle has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") that has been declared effective by the SEC to register the shares of Pinnacle common stock that will be issued to CapitalMark's shareholders in connection with the transaction. The registration statement includes a proxy statement/prospectus (that is being delivered to CapitalMark's shareholders in connection with their required approval of the proposed merger) and other relevant materials in connection with the proposed merger transaction involving Pinnacle Bank and CapitalMark.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAPITALMARK AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 900, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or CapitalMark, 801 Broad St., Chattanooga, TN 37402, Attention: Investor Relations (423) 386-2828.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

All statements, other than statements of historical fact included in this release, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "should," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle of the proposed merger transaction with CapitalMark, Pinnacle's future financial and operating results (including the anticipated impact of the merger with CapitalMark on Pinnacle's earnings and tangible book value) and Pinnacle's plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger with CapitalMark may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with CapitalMark with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with CapitalMark, (4) the risk of successful integration of CapitalMark's businesses with Pinnacle's business, (5) the failure of CapitalMark's shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) reputational risk and the reaction of the parties' customers to the proposed merger, (8) the failure of the closing conditions to be satisfied, (9) the risk that the integration of CapitalMark's operations with Pinnacle's will be materially delayed or will be more costly or difficult than expected, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by Pinnacle's issuance of additional shares of its common stock in the merger and (12) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with or furnished to the SEC and available on the SEC's website at http://www.sec.gov. Pinnacle and CapitalMark disclaim any obligation to update or revise any forward-looking statements contained in this release which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

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